Exhibit 1.1

March 11, 2008

Mr. Jerald Shaw
President and Chief Executive Officer
Anchor Mutual Savings Bank
100 West First Street
Aberdeen, WA 98520

Dear Mr. Shaw:

This proposal is in connection with the intention of Anchor Mutual Savings Bank (“Savings Bank”), a state savings bank, to reorganize its existing savings bank structure into a full stock company pursuant to a Plan of Conversion and Reorganization. (“Plan of Conversion’). In order to effect the Plan of Conversion, it is contemplated that a new stock holding company will be established by the Savings Bank as part of the mutual to stock conversion (“Company”) and the Company will offer and sell shares of its common stock first to eligible persons in a Subscription and Community Offering as defined in the Plan of Conversion.

Keefe, Bruyette and Woods (“KBW”) will act as the Savings Bank’s and the Company’s exclusive financial advisor and marketing agent in connection with the Conversion and stock issuance. In addition, KBW will act as Conversion Agent to the Savings Bank and the Company in connection with the Conversion and stock issuance. This letter sets forth selected terms and conditions of our engagement for each service in two separate parts.

PART 1: FINANCIAL ADVISOR AND MARKETING AGENT TERMS AND CONDITIONS

1.       Advisory/Conversion Services. As the Savings Bank’s and Company’s financial advisor and marketing agent, KBW will provide the Savings Bank and the Company with a comprehensive program of services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. KBW will provide financial and logistical advice to the Savings Bank and the Company concerning the Conversion and related issues. KBW will assist in providing Conversion enhancement services intended to maximize stock sales in the Subscription Offering and to residents of the Bank’s market area, if necessary, in the Community Offering.

KBW shall provide financial advisory services to the Savings Bank and the Company which are typical in connection with an equity offering and include, but are not limited to, financial analysis of the Savings Bank with a focus on identifying factors which impact the valuation of the common stock and provide the appropriate recommendations for the betterment of the equity valuation.

Additionally, post Conversion financial advisory services will include advice on shareholder relations, NASDAQ listing, after-market trading, dividend policy (for both regular and special dividends), stock repurchase strategy and communication with market makers. (The nature of the services to be provided by KBW as the Savings Bank’s and the Company’s financial advisor and marketing agent is further described in Exhibit A attached hereto.)

     Keefe, Bruyette & Woods * 211 Bradenton Ave. * Dublin, OH 43017
     614.766.8400 * Fax 614.766.8406

Mr. Jerald Shaw
March 11, 2008

2.       Preparation of Offering Documents. The Savings Bank, the Company and their counsel will draft the Registration Statement, Application for Conversion, Prospectus and other documents to be used in connection with the Conversion. KBW will attend meetings to review these documents and advise you on their form and content. KBW and its counsel will draft an appropriate agency agreement and related documents as well as marketing materials other than the Prospectus.

3.       Due Diligence Review and Confidentiality. Prior to filing the Registration Statement, Application for Conversion or any offering or other documents naming KBW as the Savings Bank’s and the Company’s financial advisor and marketing agent, KBW and its representatives will undertake substantial investigations to learn about the Savings Bank’s business and operations (“due diligence review”) in order to confirm information provided to us and to evaluate information to be contained in the Company’s offering documents. The Savings Bank agrees that it will make available to KBW all relevant information, whether or not publicly available, which KBW reasonably requests, and will permit KBW to discuss with management the operations and prospects of the Savings Bank. The Savings Bank acknowledges that KBW will rely upon the accuracy and completeness of all information received from the Savings Bank, its officers, directors, employees, agents and representatives, accountants and counsel including this letter to serve as the Savings Bank’s and the Company’s financial advisor and marketing agent.

In connection with the engagement of KBW, it is contemplated that KBW will receive from the Savings Bank certain information the Savings Bank considers confidential. KBW agrees that it will keep confidential such information provided by and relating to the Savings Bank. KBW shall use this confidential information solely for the purpose of rendering services to the Savings Bank pursuant to this letter and shall not disclose any of such confidential information to any party (other than certain officers and employees of KBW providing services pursuant to this engagement letter) except with the prior written consent of the Savings Bank; provided, however, that the foregoing restriction shall not apply to any information that is publicly available when provided or thereafter becomes publicly available other than through disclosure by KBW or that is required to be disclosed by KBW by judicial or administrative process in connection with any action, suit, proceeding or investigation. Information shall be deemed “publicly available” if it becomes a matter of public knowledge or is contained in materials available to the public or is obtained by KBW from any source other than the Savings Bank or its representatives, provided that such source was not to the actual knowledge of KBW subject to a confidentiality agreement with the Savings Bank.

4.       Regulatory Filings. The Savings Bank and/or the Company will cause appropriate Conversion and offering documents to be filed with all regulatory agencies including, the Securities and Exchange Commission (“SEC”), the National Association of Securities Dealers (“NASD”), FDIC, Washington Department of Financial Institutions (“DFI”), and such state banking and securities commissioners as may be determined by the Savings Bank.

5.       Agency Agreement. The specific terms of KBW’s services, including stock offering enhancement and syndicated offering services contemplated in this letter shall be set forth in a

Mr. Jerald Shaw
March 11, 2008

mutually agreed upon Agency Agreement between KBW and the Savings Bank and the Company to be executed prior to commencement of the offering, and dated the date that the Company’s Prospectus is declared effective and/or authorized to be disseminated by the appropriate regulatory agencies, the SEC, the NASD, the DFI, the FDIC and such state securities commissioners and other regulatory agencies as required by applicable law.

6.       Representations, Warranties and Covenants. The Agency Agreement will provide for the final agreed upon representations, warranties and covenants by the Savings Bank and KBW, and for the Company to indemnify KBW and its controlling persons (and, if applicable, the member of the selling group and their controlling persons), and for KBW to indemnify the Savings Bank and the Company against certain liabilities, including, without limitation, liabilities under the Securities Act of 1933.

7.       Fees. For the services hereunder, the Savings Bank or the Company, or the Savings Bank and the Company together, shall pay the following fees to KBW at closing unless stated otherwise:

          (a)       Management Fee. A Management Fee of $50,000 payable in four consecutive monthly installments of $12,500 commencing with the adoption of the Plan of Conversion. Such fees shall be deemed to have been earned when due. Should the Conversion be terminated for any reason not attributable to the action or inaction of KBW, KBW shall have earned and be entitled to be paid fees accruing through the stage at which point the termination occurred. The Management Fee will be credited against the Success Fee in (b).

          (b)       Success Fee: A Success Fee of 1.00% shall be charged based on the aggregate purchase price of common stock sold in the Subscription Offering and Community Offering excluding shares purchased by the Savings Bank’s officers, directors, or employees (or members of their immediate family) plus any ESOP, charitable foundations, tax-qualified or stock based compensation plans (except IRA’s) or similar plan created by the Savings Bank for some or all of its directors or employees.

          (c)       Broker-Dealer Pass-Through. If any shares of the Company’s stock remain available after the Subscription Offering and Community Offering, at the request of the Savings Bank, KBW will seek to form a syndicate of registered broker-dealers to assist in the sale of such common stock on a best efforts basis, subject to the terms and conditions set forth in the selected dealers agreement. KBW will endeavor to distribute the common stock among dealers in a fashion which best meets the distribution objectives of the Savings Bank and the Plan of Conversion. KBW will be paid a fee not to exceed 5.5% of the aggregate Purchase Price of the shares of common stock sold by them. From this fee, KBW will pass onto selected broker-dealers, who assist in the syndicated community, an amount competitive with gross underwriting discounts charged at such time for comparable amounts of stock sold at a comparable price per share in a similar market environment. Fees with respect to purchases affected with the assistance of a broker/dealer other than KBW shall be transmitted by KBW to such broker/dealer. The decision to utilize selected broker-dealers will be made by the Savings Bank upon

Mr. Jerald Shaw
March 11, 2008

consultation with KBW. In the event, with respect to any stock purchases, fees are paid pursuant to this subparagraph 7(c), such fees shall be in lieu of, and not in addition to, payment pursuant to subparagraph 7(b).

8.       Additional Services. KBW further agrees to provide financial advisory assistance to the Company and the Savings Bank for a period of one year following completion of the Conversion, including formation of a dividend policy and share repurchase program, assistance with shareholder reporting and shareholder relations matters, general advice on mergers and acquisitions, and other related financial matters (e.g., evaluation of business strategies regarding the use of net proceeds), without the payment by the Company and the Savings Bank of any fees in addition to those set forth in Section 7 hereof. Nothing in this Agreement shall require the Company and the Savings Bank to obtain such services from KBW.

9.       Expenses. The Savings Bank and the Company will bear those expenses of the proposed offering customarily borne by issuers, including, without limitation, regulatory filing fees, SEC, DTC, “Blue Sky,” and NASD filing and registration fees; the fees of the Savings Bank’s accountants, attorneys, appraiser, transfer agent and registrar, printing, mailing and marketing and syndicate expenses associated with the Conversion; the fees set forth in Section 7; and fees for “Blue Sky” legal work.

KBW shall be reimbursed for reasonable out-of-pocket expenses, including costs of travel, meals and lodging, photocopying, telephone, facsimile and couriers. The selection of KBW’s counsel will be done by KBW, with the approval of the Savings Bank. The Savings Bank will reimburse KBW for the fees of its counsel which will not exceed $45,000.

10.     Conditions. KBW’s willingness and obligation to proceed hereunder shall be subject to, among other things, satisfaction of the following conditions in KBW’s opinion, which opinion shall have been formed in good faith by KBW after reasonable determination and consideration of all relevant factors: (a) full and satisfactory disclosure of all relevant material, financial and other information in the disclosure documents and a determination by KBW, in its sole discretion, that the sale of stock on the terms proposed is reasonable given such disclosures; (b) no material adverse change in the condition or operations of the Savings Bank subsequent to the execution of the agreement; and (c) no adverse market conditions at the time of offering which in KBW’s opinion make the sale of the shares by the Company inadvisable.

11.     Benefit. This Agreement shall inure to the benefit of the parties hereto and their respective successors and to the parties indemnified pursuant to the terms and conditions of the Agency Agreement and their successors, and the obligations and liabilities assumed hereunder by the parties hereto shall be binding upon their respective successors provided, however, that this Agreement shall not be assignable by KBW.

12.     Definitive Agreement. This letter reflects KBW’s present intention of proceeding to work with the Savings Bank on its proposed Conversion. It does not create a binding obligation on the

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March 11, 2008

part of the Savings Bank, the Company or KBW except as to the agreement to maintain the confidentiality of non-public information set forth in Section 3, the payment of certain fees as set forth in Section 7(a) and the assumption of expenses as set forth in Section 9, all of which shall constitute the binding obligations of the parties hereto and which shall survive the termination of this letter or the completion of the services furnished hereunder and shall remain operative and in full force and effect. You further acknowledge that any report or analysis rendered by KBW pursuant to this engagement is rendered for use solely by the Savings Bank and the Company and its agents in connection with the Conversion. Accordingly, you agree that you will not provide any such information to any other person without our prior written consent.

KBW acknowledges that in offering the Company’s common stock no person will be authorized to give any information or to make any representation not contained in the offering prospectus and related offering materials filed as part of a registration statement to be declared effective in connection with the offering. Accordingly, KBW agrees that in connection with the offering it will not give any unauthorized information or make any unauthorized representation. We will be pleased to elaborate on any of the matters discussed in this letter at your convenience.

PART 2: CONVERSION AGENT TERMS AND CONDITIONS

Conversion Agent Services and Fees: As Conversion Agent, KBW will provide the following services:

1.	Create the master file of account holders as of key record dates

2.	Consolidate accounts having the same ownership and separate the consolidated file information into necessary groupings to satisfy mailing requirements

3.	Provide conversion legal counsel with necessary supporting information for Blue Sky laws research and registration

4.	Assist the Bank’s financial printer with labeling of proxy and stock offering materials for mailing

5.	Provide support for any follow-up member mailings needed, i.e. ProxyGrams, etc.

6.	Provide software for the operation of the Bank’s Stock Information Center, including stock subscription management and proxy solicitation efforts

7.	Interface with the Bank’s transfer agent for generation and mailing of stock certificates

8.	Be the Inspector of Election for the Bank’s special meeting of members, if requested and the election is not contested

9.	Perform interest and refund calculations and provide a file to enable the Bank to generate interest and refund checks

10.	Create 1099-INT forms for interest reporting, as well as magnetic media reporting to the IRS, for subscribers paid $10 or more in interest on subscriptions paid for by check

Mr. Jerald Shaw
March 11, 2008

For the Conversion Agent services outlined above, the Company agrees to pay Keefe, Bruyette & Woods a fee of $35,000. This fee is based upon the requirements of current conversion regulations, the Plan of Conversion as currently contemplated, and the expectation that member data will be processed as of three key record dates. Any material changes in regulations or the Plan, or delays requiring duplicate or replacement processing due to changes to record dates, may result in additional fees. All fees under this agreement shall be payable as follows: (a) $5,000 payable upon execution of this agreement, which shall be non-refundable; and (b) the balance upon the completion of the Offering.

Reliance on Information Provided: The Savings Bank and the Company will provide KBW with such information as KBW may reasonably require to carry out its duties. The Company recognizes and confirms that KBW (a) will use and rely on such information in performing the services contemplated by this agreement without having independently verified the same, and (b) does not assume responsibility for the accuracy or completeness of the information.

Limitations: KBW, as Conversion Agent hereunder, (a) shall have no duties or obligations other than those specifically set forth herein; (b) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any order form or any stock certificates or the shares represented thereby, and will not be required to and will make no representations as to the validity, value or genuineness of the offer; (c) will not be obliged to take any legal action hereunder which might in its judgment involve any expense or liability, unless it shall have been furnished with reasonable indemnity satisfactory to it; and (d) may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, letter, telex, telegram, or other document or security delivered to it and in good faith believed by it to be genuine and to have been signed by the proper party or parties.

KBW, as Conversion Agent hereunder, shall not be liable to any person or entity by reason of any error of judgment, or for any act done by it in good faith or for any mistake of law or fact in connection with this agreement and the performance hereof, unless caused by or arising out of its own bad faith or gross negligence.

Indemnification: The Company agrees to indemnify and hold KBW and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons (KBW and each such person being an “Indemnified Party”) harmless from and against any and all losses, claims, damages and liabilities, joint or several, to which such Indemnified Party may become subject under applicable federal or state law, or otherwise, related to or arising out of the engagement of KBW pursuant to, and the performance by KBW of the services contemplated by, this letter, and will reimburse any Indemnified Party for all expenses (including reasonable counsel fees and expenses) as they are incurred, including expenses incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim or any action or proceeding arising therefrom, whether or not such Indemnified Party is a party. The Company will not be liable under the foregoing indemnification provision to the extent that any loss, claim, damage, liability or expense is found in a final judgment by a court of competent jurisdiction to

Mr. Jerald Shaw
March 11, 2008

have resulted primarily from KBW’s bad faith or gross negligence.

This letter constitutes the entire Agreement between the parties with respect to the subject matter hereof and can be altered only by written consent signed by the parties.

If the foregoing correctly sets forth our mutual understanding, please so indicate by signing and returning the original copy of this letter to the undersigned.

Sincerely,

KEEFE, BRUYETTE & WOODS

By:

Patricia A. McJoynt, Managing Director

ANCHOR MUTUAL SAVINGS BANK, ABERDEEN, WA

By:		Date:	5/20/08

Jerald L. Shaw, President & CEO

EXHIBIT A

CONVERSION SERVICES

KBW provides thrift institutions converting from the mutual to stock form of ownership with a comprehensive program of proxy solicitation and stock issuance services designed to promote an orderly, efficient, cost-effective and long-term stock distribution. The following list is representative of the stock issuance services, if appropriate, we propose to perform on behalf of the Savings Bank.

General Services

Assist management and legal counsel with the design of the transaction structure.

Analyze and make recommendations on bids from printing, transfer agent, and appraisal firms.

Assist in drafting and distribution of press releases as required or appropriate.

Stock Offering Enhancement Services

Establish and manage Stock Information Center at the Savings Bank. Stock Information Center personnel will track prospective investors; record stock orders; mail order confirmations; provide the Savings Bank’s senior management with daily reports; solicit and process proxies; answer customer inquiries; and handle special situations as they arise.

Assign KBW’s personnel to be at the Savings Bank through completion of the Subscription and Community Offerings to manage the Stock Information Center, meet with prospective shareholders at individual and community information meetings (if applicable), solicit local investor interest through a tele-marketing campaign, answer inquiries, and otherwise assist in the sale of stock in the Subscription and Community Offerings. This effort will be lead by a Principal of KBW.

Create target investor list based upon review of the Bank’s depositor base.

Provide intensive financial and marketing input for drafting of the prospectus.

Prepare other marketing materials, including prospecting letters and brochures, and media advertisements.

Arrange logistics of community information meeting(s) as required.

Prepare audio-visual presentation by senior management for community information meeting(s).

Prepare management for question-and-answer period at community information meeting(s).

Attend and address community information meeting(s) and be available to answer questions.

Broker-Assisted Sales Services.

Arrange for broker information meeting(s) as required.

Conversion Services- Continued

Prepare audio-visual presentation for broker information meeting(s).

Prepare script for presentation by senior management at broker information meeting(s).

Prepare management for question-and-answer period at broker information meeting(s).

Attend and address broker information meeting(s) and be available to answer questions.

Produce confidential broker memorandum to assist participating brokers in selling the Company’s common stock.

After-market Support Services.

KBW will use their best efforts to secure a trading commitment from at least three NASD firms, one of which will be Keefe, Bruyette & Woods, Inc.